Exhibit 99.1

SECURITIES PURCHASE AGREEMENT

SECURITIES PURCHASE AGREEMENT (the “Agreement”), dated as of March 13, 2007, by and among e-Future Information Technology Inc., a Cayman Islands corporation, with headquarters located at No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China (the “Company”), and the investors listed on the Schedule of Buyers attached hereto (individually, a “Buyer” and collectively, the “Buyers”).

WHEREAS:

A. The Company and each Buyer is executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by Section 4(2) of the Securities Act of 1933, as amended (the “1933 Act”), and Rule 506 of Regulation D (“Regulation D”) as promulgated by the United States Securities and Exchange Commission (the “SEC”) under the 1933 Act.

B. The Company has authorized a new series of senior convertible notes of the Company, in the form attached hereto as Exhibit A (the “Notes”), which Notes shall be convertible into the Company’s ordinary shares, par value $0.0756 per share (the “Ordinary Shares”) (as converted, the “Conversion Shares”), in accordance with the terms of the Notes.

C. Each Buyer wishes to purchase, and the Company wishes to sell, upon the terms and conditions stated in this Agreement, (i) that aggregate principal amount of the Notes set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers attached hereto (which aggregate amount for all Buyers shall be $10,000,000); and (ii) warrants, in substantially the form attached hereto as Exhibit B (the “Series A Warrants”), to acquire up to that number of additional Ordinary Shares set forth opposite such Buyer’s name in column (4) of the Schedule of Buyers (as exercised, collectively, the “Series A Warrant Shares”) and (ii) Warrants in substantially the form attached hereto as Exhibit C (the “Series B Warrants,” and together with the Series A Warrants, the “Warrants”), to acquire up to that number of shares of Common Stock (as exercised, collectively, the “Series B Warrant Shares,” and together with the Series A Warrant Shares, the “Warrant Shares”) set forth opposite such Buyer’s name in column (5) on the Schedule of Buyers.

D. Contemporaneously with the execution and delivery of this Agreement, the parties hereto are executing and delivering a Registration Rights Agreement, substantially in the form attached hereto as Exhibit D (the “Registration Rights Agreement”), pursuant to which the Company will agree to provide certain registration rights with respect to the Registrable Securities (as defined in the Registration Rights Agreement) under the 1933 Act and the rules and regulations promulgated thereunder, and applicable state securities laws.

E. The Notes, the Conversion Shares, the Warrants and the Warrant Shares collectively are referred to herein as the “Securities”.

F. The Notes will rank senior to all outstanding and future indebtedness of the Company.

NOW, THEREFORE, the Company and each Buyer hereby agree as follows:

1. PURCHASE AND SALE OF NOTES AND WARRANTS.

(a) Purchase of Notes and Warrants.

(i) Notes and Warrants. Subject to the satisfaction (or waiver) of the conditions set forth in Sections 6 and 7 below, the Company shall issue and sell to each Buyer, and each Buyer severally, but not jointly, agrees to purchase from the Company on the Closing Date (as defined below), (x) a principal amount of Notes as is set forth opposite such Buyer’s name in column (3) on the Schedule of Buyers, (y) the Series A Warrants to acquire up to that number of Series A Warrant Shares as is set forth opposite such Buyer’s name in column (4) on the Schedule of Buyers and (z) Series B Warrants to acquire that number of Series B Warrant Shares as is set forth opposite such Buyer’s name in column (5) on the Schedule of Buyers (the “Closing”).

(ii) Closing. The date and time of the Closing (the “Closing Date”) shall be 10:00 a.m., New York City time, on the date hereof (or such other time and date as is mutually agreed to by the Company and each Buyer) after notification of satisfaction (or waiver) of the conditions to the Closing set forth in Sections 6 and 7 below at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022.

(iii) Purchase Price.

(1) The aggregate purchase price for the Notes and the Warrants to be purchased by each such Buyer at the Closing (the “Purchase Price”) shall be the amount set forth opposite each Buyer’s name in column (6) of the Schedule of Buyers. Each Buyer shall pay $1,000 for each $1,000 of principal amount of Notes and related Warrants to be purchased by such Buyer at the Closing.

(2) The Buyers and the Company agree that the Notes and the Warrants constitute an “investment unit” for purposes of Section 1273(c)(2) of the Internal Revenue Code of 1986, as amended (the “Code”). On or prior to the Closing Date, the Buyers may notify the Company of their determination of the allocation of the issue price of such investment unit between the Notes and the Warrants in accordance with Section 1273(c)(2) of the Code and Treasury Regulation Section 1.1273-2(h), and neither the Buyers nor the Company shall take any position inconsistent with such allocation in any tax return or in any judicial or administrative proceeding in respect of taxes.

(b) Form of Payment. On the Closing Date, (i) each Buyer shall pay its Purchase Price to the Company for the Notes and the Warrants to be issued and sold to such Buyer at the Closing, by wire transfer of immediately available funds in accordance with the Company’s written wire instructions and (ii) the Company shall deliver to each Buyer the Notes (allocated in the principal amounts as such Buyer shall request) which such Buyer is then purchasing hereunder along with the Warrants (allocated in the amounts as such Buyer shall request) which such Buyer is purchasing, in each case duly executed on behalf of the Company and registered in the name of such Buyer or its designee.

2. BUYER’S REPRESENTATIONS AND WARRANTIES. Each Buyer, severally and not jointly, represents and warrants to the Company with respect to only itself that:

(a) No Sale or Distribution. Such Buyer is acquiring the Notes and the Warrants, and upon conversion of the Notes and exercise of the Warrants (other than pursuant to a Cashless Exercise (as defined in the Warrants)) will acquire the Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants, for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the 1933 Act; provided, however, that by making the representations herein, such Buyer does not agree to hold any of the Securities for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the 1933 Act and pursuant to the applicable terms of the Transaction Documents (as defined in Section 3(b)). Such Buyer is acquiring the Securities hereunder in the ordinary course of its business. Such Buyer does not presently have any agreement or understanding, directly or indirectly, with any Person to distribute any of the Securities.

(b) Accredited Investor Status. Such Buyer is an “accredited investor” as that term is defined in Rule 501(a) of Regulation D.

(c) Reliance on Exemptions. Such Buyer understands that the Securities are being offered and sold to it in reliance on specific exemptions from the registration requirements of United States federal and state securities laws and that the Company is relying in part upon the truth and accuracy of, and such Buyer’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of such Buyer set forth herein in order to determine the availability of such exemptions and the eligibility of such Buyer to acquire the Securities.

(d) Information. Such Buyer and its advisors, if any, have been furnished with all materials relating to the business, finances and operations of the Company and materials relating to the offer and sale of the Securities that have been reasonably requested by such Buyer. Such Buyer and its advisors, if any, have been afforded the opportunity to ask questions of the Company. Neither such inquiries nor any other due diligence investigations conducted by such Buyer or its advisors, if any, or its representatives shall modify, amend or affect such Buyer’s right to rely on the Company’s representations and warranties contained herein. Such Buyer understands that its investment in the Securities involves a high degree of risk and is able to afford a complete loss of such investment. Such Buyer has sought such accounting, legal and tax advice as it has considered necessary to make an informed investment decision with respect to its acquisition of the Securities.

(e) No Governmental Review. Such Buyer understands that no United States federal or state agency or any other government or governmental agency has passed on or made any recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

(f) Transfer or Resale. Such Buyer understands that except as provided in the Registration Rights Agreement: (i) the Securities have not been and are not being registered under the 1933 Act or any state securities laws, and may not be offered for sale, sold, assigned or transferred unless (A) subsequently registered thereunder, (B) such Buyer shall have delivered to the Company an opinion of counsel, in a form reasonably acceptable to the Company, to the effect that such Securities to be sold, assigned or transferred may be sold, assigned or transferred pursuant to an exemption from such registration, (provided, however, that no such opinion of counsel shall be required when such Securities are sold, assigned or transferred to an affiliate of a Buyer), or (C) such Buyer provides the Company with reasonable assurance that such Securities can be sold, assigned or transferred pursuant to Rule 144(k) promulgated under the 1933 Act, as amended (or a successor rule thereto) (collectively, “Rule 144(k)”); (ii) any sale of the Securities made in reliance on Rule 144(k) may be made only in accordance with the terms of Rule 144(k) and further, if Rule 144(k) is not applicable, any resale of the Securities under circumstances in which the seller (or the Person (as defined in Section 3(s)) through whom the sale is made) may be deemed to be an underwriter (as that term is defined in the 1933 Act) may require compliance with some other exemption under the 1933 Act or the rules and regulations of the SEC thereunder; and (iii) neither the Company nor any other Person is under any obligation to register the Securities under the 1933 Act or any state securities laws or to comply with the terms and conditions of any exemption thereunder. The Securities may be pledged in connection with a bona fide margin account or other loan or financing arrangement secured by the Securities and such pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Buyer effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, this Section 2(f).

(g) Legends. Such Buyer understands that the certificates or other instruments representing the Notes and the Warrants and, until such time as the resale of the Conversion Shares and the Warrant Shares have been registered under the 1933 Act as contemplated by the Registration Rights Agreement, the stock certificates representing the Conversion Shares and the Warrant Shares, except as set forth below, shall bear any legend as required by the “blue sky” laws of any state and a restrictive legend in substantially the following form (and a stop-transfer order may be placed against transfer of such stock certificates):

[NEITHER THE ISSUANCE AND SALE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE NOR THE SECURITIES INTO WHICH THESE SECURITIES ARE [CONVERTIBLE] [EXERCISABLE] HAVE BEEN] [THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN] REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (B) AN OPINION OF COUNSEL, IN A FORM REASONABLY ACCEPTABLE TO THE ISSUER, THAT REGISTRATION IS NOT REQUIRED UNDER SAID ACT OR (II)

UNLESS SOLD PURSUANT TO RULE 144(K) UNDER SAID ACT. NOTWITHSTANDING THE FOREGOING, THE SECURITIES MAY BE PLEDGED IN CONNECTION WITH A BONA FIDE MARGIN ACCOUNT OR OTHER LOAN OR FINANCING ARRANGEMENT SECURED BY THE SECURITIES.

The legend set forth above shall be removed and the Company shall issue a certificate without such legend to the holder of the Securities upon which it is stamped, if, unless otherwise required by state securities laws, (i) such Securities are registered for resale under the 1933 Act, (ii) in connection with a sale, assignment or other transfer, such holder provides the Company with a legal opinion reasonably acceptable to the Company, to the effect that such sale, assignment or transfer of the Securities may be made without registration under the applicable requirements of the 1933 Act, or (iii) such holder provides the Company with reasonable assurance that the Securities can be sold, assigned or transferred pursuant to Rule 144(k).

(h) Validity; Enforcement. This Agreement and the Registration Rights Agreement have been duly and validly authorized, executed and delivered on behalf of such Buyer and shall constitute the legal, valid and binding obligations of such Buyer enforceable against such Buyer in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or to applicable bankruptcy, insolvency, reorganization, moratorium, liquidation and other similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(i) No Conflicts. The execution, delivery and performance by such Buyer of this Agreement and the Registration Rights Agreement and the consummation by such Buyer of the transactions contemplated hereby and thereby will not (i) result in a violation of the organizational documents of such Buyer or (ii) conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which such Buyer is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including federal and state securities laws) applicable to such Buyer, except in the case of clauses (ii) and (iii) above, for such conflicts, defaults, rights or violations which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Buyer to perform its obligations hereunder.

(j) Residency. Such Buyer is a resident of that jurisdiction specified below its address on the Schedule of Buyers.

(k) Certain Trading Activities. Other than with respect to the transactions contemplated herein, since the time that such Buyer was first contacted by the Company, the Agent (as defined below) or any other Person regarding the investment in the Company set forth herein, neither the Buyer nor any Affiliate of such Buyer which (x) had knowledge of the transactions contemplated hereby, (y) has or shares discretion relating to such Buyer’s investments or trading or information concerning such Buyer’s investments and (z) is subject to such Buyer’s review or input concerning such Affiliate’s investments or trading (collectively, “Trading Affiliates”) has directly or indirectly, nor has any Person acting on behalf of or pursuant to any understanding with such Buyer or Trading Affiliate, effected or agreed to effect any purchase or sale of the Ordinary Shares. Notwithstanding the foregoing, for avoidance of doubt, nothing contained herein shall constitute a representation or warranty, or preclude any actions, with respect to the identification of the availability of, or securing of, available shares to borrow in order to effect short sales or similar transactions in the future, subject to the provisions of Section 4(q).

(l) No Consideration. Such Buyer has not paid any consideration, directly or indirectly, to any officer, director or employee of the Company or any Subsidiary.

3. REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

The Company represents and warrants to each of the Buyers that:

(a) Organization and Qualification. The Company and its “Subsidiaries” (which for purposes of this Agreement means any joint venture or any entity in which the Company, directly or indirectly, owns any of the capital stock or holds an equity or similar interest) are entities duly organized and validly existing and, to the extent legally applicable, in good standing under the laws of the jurisdiction in which they are formed, and have the requisite power and authorization to own their properties and to carry on their business as now being conducted. Each of the Company and its Subsidiaries is duly qualified as a foreign entity to do business and, to the extent legally applicable, is in good standing in every jurisdiction in which its ownership of property or the nature of the business conducted by it makes such qualification necessary, except to the extent that the failure to be so qualified or be in good standing would not reasonably be expected to have a Material Adverse Effect. As used in this Agreement, “Material Adverse Effect” means any material adverse effect on the business, properties, assets, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, individually or taken as a whole, or on the transactions contemplated hereby or in the other Transaction Documents or by the agreements and instruments to be entered into in connection herewith or therewith, or on the authority or ability of the Company to perform its obligations under the Transaction Documents (as defined below). With the exception of e-Future (Beijing) Tornado Information Technology Inc., the Company’s wholly-owned Chinese subsidiary, the Company has no Subsidiaries.

(b) Authorization; Enforcement; Validity. The Company has the requisite power and authority to enter into and perform its obligations under this Agreement, the Notes, the Registration Rights Agreement, the Irrevocable Transfer Agent Instructions (as defined in Section 5(b)), the Voting Agreement (as defined below), the Warrants and each of the other agreements entered into by the parties hereto in connection with the transactions contemplated by this Agreement (collectively, the “Transaction Documents”) and to issue the Securities in accordance with the terms hereof and thereof. The execution and delivery of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby, including, without limitation, the issuance of the Notes and the Warrants, the reservation for issuance and the issuance of the Conversion Shares issuable upon conversion of the Notes, and the reservation for issuance and issuance of Warrant Shares issuable upon exercise of the Warrants have been duly authorized by the Company’s Board of Directors and no further filing, consent, or authorization is required by the Company, its Board of Directors or its shareholders other than the Shareholder Approval (as defined in Section 4(o)).

This Agreement and the other Transaction Documents have been duly executed and delivered by the Company, and constitute the legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be limited by general principles of equity or applicable bankruptcy, insolvency, reorganization, moratorium, liquidation or similar laws relating to, or affecting generally, the enforcement of applicable creditors’ rights and remedies.

(c) Issuance of Securities. The issuance of the Notes and the Warrants are duly authorized and are free from all taxes, liens and charges with respect to the issue thereof. As of the Closing, a number of Ordinary Shares shall have been duly authorized and reserved for issuance which equals or exceeds (i) 150% of the aggregate of Ordinary Shares issuable (i) upon conversion of the Notes and (ii) upon exercise of the Warrants. Upon conversion or exercise in accordance with the Notes or the Warrants, as the case may be, the Conversion Shares and the Warrant Shares, respectively, will be validly issued, fully paid and nonassessable and free from all preemptive or similar rights, taxes, liens and charges with respect to the issue thereof, with the holders being entitled to all rights accorded to a holder of Ordinary Shares. Assuming the accuracy of each of the representations and warranties set forth in Section 2 of this Agreement, the offer and issuance by the Company of the Securities is exempt from registration under the 1933 Act.

(d) No Conflicts. The execution, delivery and performance of the Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby (including, without limitation, the issuance of the Notes and Warrants and reservation for issuance and issuance of the Conversion Shares and the Warrant Shares) will not (i) result in a violation of the Company’s Memorandum of Association or Articles of Association (the “Organizational Documents”) or any certificate of designations or other constituent documents of the Company or any of its Subsidiaries, any capital stock of the Company or any similar governing documents of its Subsidiaries or (ii) unless such conflict or default could not reasonably be expected to result in a Material Adverse Effect, conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) in any respect under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Company or any of its Subsidiaries is a party, or (iii) result in a violation of any law, rule, regulation, order, judgment or decree (including foreign, federal and state securities laws and regulations and the rules and regulations of The NASDAQ Capital Market (the “Principal Market”) and applicable laws of the People’s Republic of China (“China”)) applicable to the Company or any of its Subsidiaries or by which any property or asset of the Company or any of its Subsidiaries is bound or affected.

(e) Consents. Neither the Company nor any of its Subsidiaries is required to obtain any consent, authorization or order of, or make any filing or registration with, any court, governmental agency or any regulatory or self-regulatory agency or any other Person in order for it to execute, deliver or perform any of its obligations under or contemplated by the Transaction Documents, in each case in accordance with the terms hereof or thereof, except for the following consents, authorizations, orders, filings and registrations (none of which is required to be filed or obtained before the Closing): (i) the filing with the SEC of one or more Registration Statements in accordance with the requirements of the Registration Rights Agreement, (ii) the filing of a listing application for the Conversion Shares and Warrant Shares with the Principal Market, which shall be done pursuant to the rules of the Principal Market, (iii) the filing with the SEC of Form D, (iv) applicable blue sky filings and (v) the Shareholder Approval. The Company and its Subsidiaries are unaware of any facts or circumstances that might prevent the Company from obtaining or effecting any of the registration, application or filings pursuant to the preceding sentence, other than certain limitations on registration which may be imposed by the SEC in accordance with recent guidance by the SEC with respect to resale registration statements in accordance with Rule 415 under the 1933 Act. The Company is not in violation of the listing requirements of the Principal Market and has no knowledge of any facts that would reasonably lead to delisting or suspension of the Ordinary Shares in the foreseeable future. The issuance by the Company of the Securities shall not have the effect of delisting or suspending the Ordinary Shares from the Principal Market.

(f) Acknowledgment Regarding Buyer’s Purchase of Securities. The Company acknowledges and agrees that each Buyer is acting solely in the capacity of an arm’s length purchaser with respect to the Transaction Documents and the transactions contemplated hereby and thereby and that no Buyer is (i) an officer or director of the Company, (ii) an “affiliate” of the Company or any of its Subsidiaries (as defined in Rule 144) or (iii) to the knowledge of the Company, a “beneficial owner” of more than 10% of the Ordinary Shares (as defined for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “1934 Act”)). The Company further acknowledges that no Buyer is acting as a financial advisor or fiduciary of the Company or any of its Subsidiaries (or in any similar capacity) with respect to the Transaction Documents and the transactions contemplated hereby and thereby, and any advice given by a Buyer or any of its representatives or agents in connection with the Transaction Documents and the transactions contemplated hereby and thereby is merely incidental to such Buyer’s purchase of the Securities. The Company further represents to each Buyer that the Company’s decision to enter into the Transaction Documents has been based solely on the independent evaluation by the Company and its representatives.

(g) No General Solicitation; Placement Agent’s Fees. Neither the Company, nor any of its Subsidiaries or affiliates, nor any Person acting on its or their behalf, has engaged in any form of general solicitation or general advertising (within the meaning of Regulation D) in connection with the offer or sale of the Securities. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or brokers’ commissions (other than for persons engaged by any Buyer or its investment advisor) relating to or arising out of the transactions contemplated hereby, including, without limitation, placement agent fees payable to Westminster Securities Corporation, as placement agent (the “Agent”) in connection with the sale of the Securities pursuant to the terms of the Company’s placement agreement with the Agent. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney’s fees and out-of-pocket expenses) arising in connection with any such claim. The Company acknowledges that it has engaged the Agent in connection with the sale of the Securities. Other than the Agent, neither the Company nor any of its Subsidiaries has engaged any placement agent or other agent in connection with the sale of the Securities.

(h) No Integrated Offering. None of the Company, its Subsidiaries, any of their affiliates, and any Person acting on their behalf has, directly or indirectly, made any offers or sales of any security or solicited any offers to buy any security, under circumstances that would require registration of any of the Securities under the 1933 Act or cause this offering of the Securities to be integrated with prior offerings by the Company for purposes of the 1933 Act or any applicable shareholder approval provisions, including, without limitation, under the rules and regulations of any exchange or automated quotation system on which any of the securities of the Company are listed or designated. None of the Company, its Subsidiaries, their affiliates and any Person acting on their behalf will take any action or steps referred to in the preceding sentence that would require registration of any of the Securities under the 1933 Act or cause the offering of the Securities to be integrated with other offerings.

(i) Dilutive Effect. The Company understands and acknowledges that the number of Conversion Shares issuable upon conversion of the Notes and the Warrant Shares issuable upon exercise of the Warrants will increase in certain circumstances. The Company further acknowledges that its obligation to issue Conversion Shares upon conversion of the Notes in accordance with this Agreement and the Notes and its obligation to issue the Warrant Shares upon exercise of the Warrants in accordance with this Agreement and the Warrants is, in each case, absolute and unconditional regardless of the dilutive effect that such issuance may have on the ownership interests of other shareholders of the Company.

(j) Application of Takeover Protections; Rights Agreement. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under its Organizational Documents or the laws of the Cayman Islands which are or could become applicable to any Buyer as a result of the transactions contemplated by this Agreement, including, without limitation, the Company’s issuance of the Securities and any Buyer’s ownership of the Securities. The Company and its board of directors have taken all necessary action, if any, in order to render inapplicable any shareholder rights plan or similar arrangement relating to accumulations of beneficial ownership of Ordinary Shares or a change in control of the Company.

(k) SEC Documents; Financial Statements. Since March 20, 2006, the Company has filed all reports, schedules, forms, statements and other documents required to be filed by it with the SEC pursuant to the reporting requirements of the 1934 Act (all of the foregoing filed prior to the date hereof and all exhibits included therein and financial statements, notes and schedules thereto and documents incorporated by reference therein being hereinafter referred to as the “SEC Documents”). The Company has delivered to the Buyers or their respective representatives true, correct and complete copies of the SEC Documents not available on the EDGAR system. As of their respective filing dates, the SEC Documents complied in all material respects with the requirements of the 1934 Act and the rules and regulations of the SEC promulgated thereunder applicable to the SEC Documents, and none of the SEC Documents, at the time they were filed with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. As of their respective filing dates, the financial statements of the Company included in the SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto. Such financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied, during the periods involved (except (i) as may be otherwise indicated in such financial statements or the notes thereto, or (ii) in the case of unaudited interim statements, to the extent they may exclude footnotes or may be condensed or summary statements) and fairly present in all material respects the financial position of the Company as of the dates thereof and the results of its operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments). No other information provided by or on behalf of the Company to the Buyers which is not included in the SEC Documents, including, without limitation, information referred to in Section 2(d) of this Agreement or in any disclosure schedules, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstance under which they are or were made, not misleading.

(l) Absence of Certain Changes. Since December 31, 2005, there has been no material adverse change and no material adverse development in the business, properties, operations, condition (financial or otherwise), results of operations or prospects of the Company or its Subsidiaries. Except as disclosed in Schedule 3(l), since December 31, 2005, the Company has not (i) declared or paid any dividends, (ii) sold any assets, individually or in the aggregate, in excess of $100,000 outside of the ordinary course of business or (iii) had capital expenditures, individually or in the aggregate, in excess of $500,000. Neither the Company nor any of its Subsidiaries has taken any steps to seek protection pursuant to any bankruptcy law nor does the Company have any knowledge or reason to believe that its creditors intend to initiate involuntary bankruptcy proceedings or any actual knowledge of any fact that would reasonably lead a creditor to do so. The Company and its Subsidiaries, individually and on a consolidated basis, are not as of the date hereof, and after giving effect to the transactions contemplated hereby to occur at the Closing, will not be Insolvent (as defined below). For purposes of this Section 3(l), “Insolvent” means, with respect to any Person (as defined in Section 3(s)), (i) the present fair saleable value of such Person’s assets is less than the amount required to pay such Person’s total Indebtedness (as defined in Section 3(s)), (ii) such Person is unable to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become absolute and matured, (iii) such Person intends to incur or believes that it will incur debts that would be beyond its ability to pay as such debts mature or (iv) such Person has unreasonably small capital with which to conduct the business in which it is engaged as such business is now conducted and is proposed to be conducted.

(m) No Undisclosed Events, Liabilities, Developments or Circumstances. No event, liability, development or circumstance has occurred or exists, or is contemplated to occur with respect to the Company, its Subsidiaries or their respective business, properties, prospects, operations or financial condition, that would be required to be disclosed by the Company under applicable securities laws on a registration statement on Form F-1 filed with the SEC relating to an issuance and sale by the Company of its Ordinary Shares and which has not been publicly announced.

(n) Conduct of Business; Regulatory Permits. The Company is not in violation of any term of or in default under its Organizational Documents, or any certificate of designations of any outstanding series of preferred stock of the Company. No Subsidiary of the Company is in violation of its organizational documents or any certificate of designations of any outstanding series of preferred shares of such Subsidiary. Neither the Company nor any of its

Subsidiaries is in violation of any judgment, decree or order or any statute, ordinance, rule or regulation applicable to the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries will conduct its business in violation of any of the foregoing, except for possible violations which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, upon filing of a Listing of Additional Shares with the Principal Market prior to Closing, at Closing, the Company will not be in violation of any of the rules, regulations or requirements of the Principal Market and the Company has no knowledge of any facts or circumstances that would reasonably lead to delisting or suspension of the Ordinary Shares by the Principal Market in the foreseeable future. Since October 31, 2006, (i) the Ordinary Shares have been designated for quotation on the Principal Market, (ii) trading in the Ordinary Shares has not been suspended by the SEC or the Principal Market and (iii) the Company has received no communication, written or oral, from the SEC or the Principal Market regarding the suspension or delisting of the Ordinary Shares from the Principal Market. The Company and its Subsidiaries possess all certificates, authorizations and permits issued by the appropriate regulatory authorities necessary to conduct their respective businesses, except where the failure to possess such certificates, authorizations or permits would not have, individually or in the aggregate, a Material Adverse Effect, and neither the Company nor any such Subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit.

(o) Foreign Corrupt Practices. Neither the Company nor any of its Subsidiaries nor any director, officer, agent, employee or other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of its actions for, or on behalf of, the Company or any of its Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expenses relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any foreign or domestic government official or employee.

(p) Sarbanes-Oxley Act. The Company is in material compliance with any and all applicable requirements of the Sarbanes-Oxley Act of 2002 that are effective as of the date hereof, and any and all applicable rules and regulations promulgated by the SEC thereunder that are effective as of the date hereof.

(q) Transactions With Affiliates. Except as set forth in the SEC Documents filed at least ten (10) days prior to the date hereof and other than the grant of stock options disclosed on Schedule 3(q), none of the officers, directors or employees of the Company or any of its Subsidiaries is presently a party to any transaction with the Company or any of its Subsidiaries (other than for ordinary course services as employees, officers or directors), including any contract, agreement or other arrangement providing for the furnishing of services to or by, providing for rental of real or personal property to or from, or otherwise requiring payments to or from any such officer, director or employee or, to the knowledge of the Company or any of its Subsidiaries, any corporation, partnership, trust or other entity in which any such officer, director, or employee has a substantial interest or is an officer, director, trustee or partner.

(r) Equity Capitalization. As of the date hereof, the authorized capital stock of the Company consists of 6,613,756 Ordinary Shares, of which as of the date hereof, 2,633,500 are issued and outstanding, 194,174 shares are reserved for issuance pursuant to the Company’s stock option and purchase plans and no shares are reserved for issuance pursuant to securities (other than the aforementioned options, the Notes and the Warrants) exercisable or exchangeable for, or convertible into, Ordinary Shares. All of such outstanding shares have been, or upon issuance will be, validly issued and are fully paid and nonassessable. Except as disclosed in Schedule 3(r): (i) none of the Company’s capital stock is subject to preemptive rights or any other similar rights or any liens or encumbrances suffered or permitted by the Company; (ii) there are no outstanding options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries, or contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to issue additional capital stock of the Company or any of its Subsidiaries or options, warrants, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, or exercisable or exchangeable for, any capital stock of the Company or any of its Subsidiaries; (iii) there are no outstanding debt securities, notes, credit agreements, credit facilities or other agreements, documents or instruments evidencing Indebtedness of the Company or any of its Subsidiaries or by which the Company or any of its Subsidiaries is or may become bound; (iv) there are no financing statements securing obligations in any material amounts, either singly or in the aggregate, filed in connection with the Company or any of its Subsidiaries; (v) there are no agreements or arrangements under which the Company or any of its Subsidiaries is obligated to register the sale of any of their securities under the 1933 Act (except pursuant to the Registration Rights Agreement); (vi) there are no outstanding securities or instruments of the Company or any of its Subsidiaries which contain any redemption or similar provisions, and there are no contracts, commitments, understandings or arrangements by which the Company or any of its Subsidiaries is or may become bound to redeem a security of the Company or any of its Subsidiaries; (vii) there are no securities or instruments containing anti-dilution or similar provisions that will be triggered by the issuance of the Securities; (viii) the Company does not have any stock appreciation rights or “phantom stock” plans or agreements or any similar plan or agreement; and (ix) the Company and its Subsidiaries have no liabilities or obligations required to be disclosed in the SEC Documents but not so disclosed in the SEC Documents, other than those incurred in the ordinary course of the Company’s or its Subsidiaries’ respective businesses and which, individually or in the aggregate, do not or would not have a Material Adverse Effect. The Company has furnished to the Buyers true, correct and complete copies of the Company’s Organizational Documents, as amended and as in effect on the date hereof, and the terms of all securities convertible into, or exercisable or exchangeable for, Ordinary Shares and the material rights of the holders thereof in respect thereto.

(s) Indebtedness and Other Contracts. Except as disclosed in Schedule 3(s), neither the Company nor any of its Subsidiaries (i) has any outstanding Indebtedness (as defined below), (ii) is a party to any contract, agreement or instrument, the violation of which, or default under which, by the other party(ies) to such contract, agreement or instrument could reasonably be expected to result in a Material Adverse Effect, (iii) is in violation of any term of or in default under any contract, agreement or instrument relating to any Indebtedness, except where such violations and defaults would not result, individually or in the aggregate, in a Material Adverse

Effect, or (iv) is a party to any contract, agreement or instrument relating to any Indebtedness, the performance of which, in the judgment of the Company’s officers, has or is expected to have a Material Adverse Effect. Schedule 3(s) provides a detailed description of the material terms of any such outstanding Indebtedness. For purposes of this Agreement: (x) “Indebtedness” of any Person means, without duplication (A) all indebtedness for borrowed money, (B) all obligations issued, undertaken or assumed as the deferred purchase price of property or services (including, without limitation, “capital leases” in accordance with generally accepted accounting principles) (other than trade payables entered into in the ordinary course of business), (C) all reimbursement or payment obligations with respect to letters of credit, surety bonds and other similar instruments, (D) all obligations evidenced by notes, bonds, debentures or similar instruments, including obligations so evidenced incurred in connection with the acquisition of property, assets or businesses, (E) all indebtedness created or arising under any conditional sale or other title retention agreement, or incurred as financing, in either case with respect to any property or assets acquired with the proceeds of such indebtedness (even though the rights and remedies of the seller or bank under such agreement in the event of default are limited to repossession or sale of such property), (F) all monetary obligations under any leasing or similar arrangement which, in connection with generally accepted accounting principles, consistently applied for the periods covered thereby, is classified as a capital lease, (G) all indebtedness referred to in clauses (A) through (F) above secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any mortgage, lien, pledge, charge, security interest or other encumbrance upon or in any property or assets (including accounts and contract rights) owned by any Person, even though the Person which owns such assets or property has not assumed or become liable for the payment of such indebtedness, and (H) all Contingent Obligations in respect of indebtedness or obligations of others of the kinds referred to in clauses (A) through (G) above; (y) “Contingent Obligation” means, as to any Person, any direct or indirect liability, contingent or otherwise, of that Person with respect to any indebtedness, lease, dividend or other obligation of another Person if the primary purpose or intent of the Person incurring such liability, or the primary effect thereof, is to provide assurance to the obligee of such liability that such liability will be paid or discharged, or that any agreements relating thereto will be complied with, or that the holders of such liability will be protected (in whole or in part) against loss with respect thereto; and (z) “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof, including in China.

(t) Absence of Litigation. Except as set forth in Schedule 3(t), there is no action, suit, proceeding, inquiry or investigation before or by the Principal Market, any court, public board, government agency, self-regulatory organization or body pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries, the Ordinary Shares or any of the Company’s Subsidiaries or any of the Company’s or its Subsidiaries’ officers or directors.

(u) Insurance. The Company and each of its Subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as management of the Company believes to be prudent and customary in the businesses in which the Company and its Subsidiaries are engaged. Neither the Company nor any such Subsidiary has been refused any insurance coverage sought or applied for and neither the Company nor any such Subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(v) Employee Relations. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or employs any member of a union. The Company and its Subsidiaries believe that their relations with their employees are good. No executive officer of the Company or any of its Subsidiaries (as defined in Rule 501(f) of the 1933 Act) has notified the Company or any such Subsidiary that such officer intends to leave the Company or any such Subsidiary or otherwise terminate such officer’s employment with the Company or any such Subsidiary. No executive officer of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement, or any other contract or agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject the Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.

(ii) The Company and its Subsidiaries are in compliance with all federal, state, local and foreign laws and regulations respecting labor, employment and employment practices and benefits, terms and conditions of employment and wages and hours, except where failure to be in compliance would not, either individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect.

(w) Title. The Company and its Subsidiaries have good and marketable title in fee simple to all real property and good and marketable title to all personal property owned by them which is material to the business of the Company and its Subsidiaries, in each case free and clear of all liens, encumbrances and defects except such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and any of its Subsidiaries. Any real property and facilities held under lease by the Company or any of its Subsidiaries are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property and buildings by the Company and its Subsidiaries.

(x) Intellectual Property Rights. The Company and its Subsidiaries own or possess adequate rights or licenses to use all trademarks, service marks and all applications and registrations therefor, trade names, patents, patent rights, copyrights, original works of authorship, inventions, trade secrets and other intellectual property rights (“Intellectual Property Rights”) necessary to conduct their respective businesses as now conducted. All of the Company’s Intellectual Property Rights and relevant applications therefor have been duly registered by the China Patent and Trademark Office, or the equivalent offices of non-US jurisdictions, and have been properly maintained in accordance with applicable law in China and such other jurisdictions. None of the Company’s registered, or applied for, Intellectual Property Rights has expired or terminated or has been abandoned, or is expected to expire or terminate or expected to be abandoned, within three years from the date of this Agreement. The Company does not have any knowledge of any infringement by the Company or its Subsidiaries of Intellectual Property Rights of others. There is no claim, action or proceeding being made or brought, or to the knowledge of the Company, being threatened, against the Company or its

Subsidiaries regarding its Intellectual Property Rights. Neither the Company nor any of its Subsidiaries is aware of any facts or circumstances which might give rise to any of the foregoing infringements or claims, actions or proceedings. The Company and its Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their Intellectual Property Rights.

(y) Environmental Laws. The Company and its Subsidiaries (i) are in compliance with applicable Environmental Laws (as hereinafter defined), (ii) have received all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses and (iii) are in compliance with all terms and conditions of any such permit, license or approval where, in each of the foregoing clauses (i), (ii) and (iii), the failure to so comply could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. The term “Environmental Laws” means all laws of China relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata), including, without limitation, laws relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, or toxic or hazardous substances or wastes (collectively, “Hazardous Materials”) into the environment, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, as well as all authorizations, codes, decrees, demands or demand letters, injunctions, judgments, licenses, notices or notice letters, orders, permits, plans or regulations issued, entered, promulgated or approved thereunder.

(z) Subsidiary Rights. The Company or one of its Subsidiaries has the unrestricted right to vote, and (subject to limitations imposed by applicable law) to receive dividends and distributions on, all capital securities of its Subsidiaries as owned by the Company or such Subsidiary.

(aa) Tax Status. The Company and each of its Subsidiaries (i) have made or filed all applicable Chinese and other applicable foreign, U.S. federal and state income and all other applicable tax returns, reports and declarations required by any jurisdiction to which they are subject, (ii) have paid all taxes and other governmental assessments and charges that are material in amount, shown or determined to be due on such returns, reports and declarations, except those being contested in good faith and (iii) have set aside on their books provision reasonably adequate for the payment of all taxes for periods subsequent to the periods to which such returns, reports or declarations apply. There are no unpaid taxes in any material amount claimed to be due by the taxing authority of any jurisdiction, and the officers of the Company know of no basis for any such claim.

(bb) Internal Accounting and Disclosure Controls. The Company and each of its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset and liability accountability, (iii) access to assets or incurrence of liabilities is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets and liabilities is compared with the existing assets and liabilities at reasonable intervals and appropriate action is taken with respect to any difference. The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-14 under the 1934 Act) that are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC, including, without limitation, controls and procedures designed in to ensure that information required to be disclosed by the Company in the reports that it files or submits under the 1934 Act is accumulated and communicated to the Company’s management, including its principal executive officer or officers and its principal financial officer or officers, as appropriate, to allow timely decisions regarding required disclosure. During the twelve months prior to the date hereof neither the Company nor any of its Subsidiaries has received any notice or correspondence from any accountant relating to any potential material weakness in any part of the system of internal accounting controls of the Company or any of its Subsidiaries.

(cc) Ranking of Notes. Except as set forth on Schedule 3(cc), no Indebtedness of the Company is senior to or ranks pari passu with the Notes in right of payment, whether with respect of payment of redemptions, interest, damages or upon liquidation or dissolution or otherwise.

(dd) Off Balance Sheet Arrangements. There is no transaction, arrangement, or other relationship between the Company and an unconsolidated or other off balance sheet entity that is required to be disclosed by the Company in its 1934 Act filings and is not so disclosed or that otherwise would be reasonably likely to have a Material Adverse Effect.

(ee) Investment Company Status. The Company is not, and upon consummation of the sale of the Securities will not be, an “investment company,” a company controlled by an “investment company” or an “affiliated person” of, or “promoter” or “principal underwriter” for, an “investment company” as such terms are defined in the Investment Company Act of 1940, as amended.

(ff) Form F-3 Eligibility. As of March 20, 2007, the Company will be eligible to register the Conversion Shares and the Warrant Shares for resale by the Buyers using Form F-3 promulgated under the 1933 Act.

(gg) Transfer Taxes. On the Closing Date, all stock transfer or other taxes (other than income or similar taxes) which are required to be paid in connection with the sale and transfer of the Securities to be sold to each Buyer hereunder will be, or will have been, fully paid or provided for by the Company, and all laws imposing such taxes will be or will have been complied with.

(hh) Manipulation of Price. The Company has not, and to its knowledge no one acting on its behalf has, (i) taken, directly or indirectly, any action designed to cause or to result, or that could reasonably be expected to cause or result, in the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of any of the Securities, (ii) other than the Agent, sold, bid for, purchased, or paid any compensation for soliciting purchases of, any of the Securities or (iii) paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(ii) Acknowledgement Regarding Buyers’ Trading Activity. Anything in this Agreement or elsewhere herein to the contrary notwithstanding, but subject to compliance by the Buyers with applicable law and the provisions of Section 4(q) hereto, it is understood and acknowledged by the Company (i) that none of the Buyers have been asked by the Company or its Subsidiaries to agree, nor has any Buyer agreed with the Company or its Subsidiaries, to desist from purchasing or selling, long and/or short, securities of the Company, or “derivative” securities based on securities issued by the Company or to hold the Securities for any specified term; (ii) that past or future open market or other transactions by any Buyer, including, without limitation, short sales or “derivative” transactions, before the applicable Buyer was first contacted regarding the investment in the Company as set forth herein or after the closing of this or future private placement transactions, may negatively impact the market price of the Company’s publicly-traded securities; (iii) that any Buyer, and counter parties in “derivative” transactions to which any such Buyer is a party, directly or indirectly, presently may have a “short” position in the Ordinary Shares, and (iv) that each Buyer shall not be deemed to have any affiliation with or control over any arm’s length counter-party in any “derivative” transaction. The Company further understands and acknowledges that, subject to the provisions of Section 4(q), (a) one or more Buyers may engage in hedging and/or trading activities at various times during the period that the Securities are outstanding, including, without limitation, during the periods that the value of the Conversion Shares and the Warrant Shares deliverable with respect to Securities are being determined and (b) such hedging and/or trading activities, if any, can reduce the value of the existing shareholders’ equity interest in the Company both at and after the time the hedging and/or trading activities are being conducted. The Company acknowledges that such aforementioned hedging and/or trading activities do not constitute a breach of this Agreement, the Notes, the Warrants or any of the documents executed in connection herewith.

(jj) U.S. Real Property Holding Corporation. The Company is not, has never been, and so long as any Notes remain outstanding, shall not become a U.S. real property holding corporation within the meaning of Section 897 of the Internal Revenue Code of 1986, as amended, and the Company shall so certify upon Buyer’s request.

(kk) Disclosure. The Company confirms that neither it nor any other Person acting on its behalf has provided any of the Buyers or their agents or counsel with any information that constitutes or could reasonably be expected to constitute material, nonpublic information, other than information regarding the transactions contemplated hereby, which shall be publicly disclosed pursuant to Section 4(i). The Company understands and confirms that each of the Buyers will rely on the foregoing representations in effecting transactions in securities of the Company subsequent to the public announcement of the material terms regarding the transactions hereby. All disclosure provided to the Buyers regarding the Company or any of its Subsidiaries, their business and the transactions contemplated hereby, including the Schedules to this Agreement, furnished by or on behalf of the Company is true and correct and does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each press release issued by the Company or any of its Subsidiaries during the twelve (12) months preceding the date of this Agreement did not at the time of release contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No event or circumstance has occurred or information exists with respect to the Company or any of its Subsidiaries or its or their business, properties, prospects, operations or financial conditions, which, under applicable law, rule or regulation, requires public disclosure or announcement by the Company but which has not been so publicly announced or disclosed.

(ll) China Subsidiaries.

(i) Schedule 3(ll) sets forth, for each Subsidiary that is incorporated in China, (i) the legal classification of such entity under the applicable company laws and foreign investment laws of China, including true and correct copies of the relevant currently effective business license, registration documents and capital verification report issued by the relevant China governmental approval authority for the location in which the Subsidiary maintains an office or premises for business operations; (ii) the total investment capital (i.e., debt and equity) and equity (i.e., registered capital); (iii) the holders of record of the equity (i.e., the registered capital); (iv) the authorized legal representative, directors, officers, legal address and each business address, as well as the original China approval authority and China governmental authority with current jurisdiction over the entity; and (v) any agreements with respect to the registered capital, including outstanding securities, contracts, commitments or arrangements granting any party the right to obtain any equity ownership of the Subsidiary.

(ii) For each Subsidiary, the holders of record of its registered capital have contributed in full its subscribed share of the entity’s registered capital pursuant to the relevant joint venture contract and articles of association, and all such contributions have been verified and certified by a Chinese registered public accountant according to applicable China law, approved by all relevant China governmental authorities and fully paid, and verification certificates have been issued to each such holder of record or previous investor accordingly. All previous transfers or assignments of registered capital have been approved by the relevant China governmental authorities and all necessary corporate action.

(iii) Each Subsidiary incorporated in China is a limited liability company duly organized, validly existing and in good standing under the applicable company laws and foreign investment laws of China, has the status of a foreign investment enterprise (where applicable), and is a legal person with all requisite corporate power to own, lease and operate its properties and to carry on its business as now being conducted in each place where its business is conducted. The Subsidiary and its business operations are in compliance with the terms and conditions of its business license, joint venture contract (where applicable) and articles of association.

(iv) All necessary approvals from China governmental authorities have been received to ensure that each Subsidiary will continue to enjoy, to the extent permitted by applicable China law, all of the tax clearances, concessions and other benefits available to such Subsidiary prior to the Closing Date, or otherwise available under applicable China law to foreign investment enterprises similarly situated.

(v) Each Subsidiary is and has been in compliance with applicable China laws relating to its relationship to its employees or suppliers or to any governmental taxing or customs authority, and relating to any other aspect of its business. Each Subsidiary is in compliance with applicable China law relating to anti-competitive practices, price fixing, and environmental matters, respectively, and, to its knowledge, there are no proceedings pending or threatened regarding any violation by it of applicable China law, including work safety, environmental and employment laws.

(mm) No Consideration. The Company is not aware of any consideration being paid by any Buyer, directly or indirectly, to any officer, director or employee of the Company or any Subsidiary.

4. COVENANTS.

(a) Best Efforts. Each party shall use its best efforts to timely satisfy each of the conditions to be satisfied by it as provided in Sections 6 and 7 of this Agreement.

(b) Form D and Blue Sky. The Company agrees to timely file a Form D with respect to the Securities as required under Regulation D. The Company shall, also take such action as the Company shall reasonably determine is necessary in order to obtain an exemption for or to qualify the Securities for sale to the Buyers at the Closing pursuant to this Agreement under applicable securities or “Blue Sky” laws of the states of the United States (or to obtain an exemption from such qualification). The Company shall make all filings and reports relating to the offer and sale of the Securities required under applicable securities or “Blue Sky” laws of the states of the United States following the Closing Date.

(c) Reporting Status. Until the date on which the Investors (as defined in the Registration Rights Agreement) shall have sold all the Conversion Shares and Warrant Shares and none of the Notes or Warrants is outstanding (the “Reporting Period”), the Company shall timely file all reports required to be filed with the SEC pursuant to the 1934 Act, and the Company shall not terminate its status as an issuer required to file reports under the 1934 Act even if the 1934 Act or the rules and regulations thereunder would no longer require or otherwise permit such termination, and the Company shall take all actions necessary to maintain its eligibility to register the Conversion Shares and Warrant Shares for resale by the Buyers on Form F-3.

(d) Use of Proceeds. The Company will use the proceeds from the sale of the Securities for general corporate purposes, including sales, marketing, working capital, general and administrative expenses and not for (i) the repayment of any outstanding Indebtedness of the Company or any of its Subsidiaries or (ii) the redemption or repurchase of any of its or its Subsidiaries’ equity securities.

(e) Financial Information. As long as any Notes or Warrants are outstanding, the Company agrees to send the following to each Investor (as defined in the Registration Rights Agreement) during the Reporting Period (i) unless the following are filed with the SEC through EDGAR and are available to the public through the EDGAR system, within one (1) Business Day after the filing thereof with the SEC, a copy of its Annual Reports on Form 20-F or any analogous report under the 1934 Act, any interim reports or any consolidated balance sheets, income statements, shareholders’ equity statements and/or cash flow statements for any period other than annual, any reports on Form 6-K and any registration statements (other than on Form

F-8) or amendments filed pursuant to the 1933 Act, (ii) within one (1) Business Day of the release thereof, facsimile or e-mailed copies of all press releases issued by the Company or any of its Subsidiaries, and (iii) copies of any notices and other information made available or given to the shareholders of the Company generally, contemporaneously with the making available or giving thereof to the shareholders; provided, that each such Investor provides to the Company an email address on the Schedule of Buyers for the provision of such information. As used herein, “Business Day” means any day other than Saturday, Sunday or other day on which commercial banks in The City of New York are authorized or required by law to remain closed.

(f) Listing. The Company shall promptly secure the listing of all of the Registrable Securities (as defined in the Registration Rights Agreement) upon each national securities exchange and automated quotation system, if any, upon which the Ordinary Shares are then listed (subject to official notice of issuance) and shall maintain, in accordance with the Notes and Warrants, such listing of all Registrable Securities from time to time issuable under the terms of the Transaction Documents. The Company shall maintain the Ordinary Shares’ authorization for quotation on the Principal Market. Neither the Company nor any of its Subsidiaries shall take any action which would be reasonably expected to result in the delisting or suspension of the Ordinary Shares on the Principal Market. The Company shall pay all fees and expenses in connection with satisfying its obligations under this Section 4(f).

(g) Fees. Subject to Section 8 below, at Closing, the Company shall pay an expense allowance to Capital Ventures International (a Buyer) or its designee(s) (in addition to any other expense amounts paid to any Buyer prior to the date of this Agreement) for all reasonable documented costs and expenses incurred in connection with the transactions contemplated by the Transaction Documents (including all reasonable legal fees and disbursements in connection therewith, documentation and implementation of the transactions contemplated by the Transaction Documents and due diligence in connection therewith), which amount may be withheld by such Buyer from its Purchase Price at the Closing. The Company shall be responsible for the payment of any placement agent’s fees, financial advisory fees, or broker’s commissions relating to or arising out of the transactions contemplated hereby, including, without limitation, any fees payable to the Agent. The Company shall pay, and hold each Buyer harmless against, any liability, loss or expense (including, without limitation, reasonable attorney’s fees and out-of-pocket expenses) arising in connection with any claim relating to any such payment.

(h) Pledge of Securities. The Company acknowledges and agrees that the Securities may be pledged by an Investor (as defined in the Registration Rights Agreement) in connection with a bona fide margin agreement or other loan or financing arrangement that is secured by the Securities. The pledge of Securities shall not be deemed to be a transfer, sale or assignment of the Securities hereunder, and no Investor effecting a pledge of Securities shall be required to provide the Company with any notice thereof or otherwise make any delivery to the Company pursuant to this Agreement or any other Transaction Document, including, without limitation, Section 2(f) hereof; provided that an Investor and its pledgee shall be required to comply with the provisions of Section 2(f) hereof in order to effect a sale, transfer or assignment of Securities to such pledgee. The Company hereby agrees to execute and deliver such documentation as a pledgee of the Securities may reasonably request in connection with a pledge of the Securities to such pledgee by an Investor.

(i) Disclosure of Transactions and Other Material Information. On or before 8:30 a.m., New York City time, on the second Business Day following the date of this Agreement, the Company shall issue a press release and file a report on Form 6-K describing the terms of the transactions contemplated by the Transaction Documents in the form required by the 1934 Act and attaching the material Transaction Documents (including, without limitation, this Agreement (and all schedules to this Agreement), the form of the Notes, the form of Warrant, the form of the Voting Agreement and the form of the Registration Rights Agreement) as exhibits to such filing (including all attachments, the “6-K Filing”). From and after the filing of the 6-K Filing with the SEC, no Buyer shall be in possession of any material, nonpublic information received from the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents, that is not disclosed in the 6-K Filing. The Company shall not, and shall cause each of its Subsidiaries and its and each of their respective officers, directors, employees and agents, not to, provide any Buyer with any material, nonpublic information regarding the Company or any of its Subsidiaries from and after the filing of the 6-K Filing with the SEC without the express prior written consent of such Buyer. If a Buyer has, or believes it has, received any such material, nonpublic information regarding the Company or any of its Subsidiaries from the Company or any of its Subsidiaries or any of their respective officers, directors, employees and agents, it shall provide the Company with written notice thereof. The Company shall, within five (5) Trading Days (as defined in the Notes) of receipt of such notice, make public disclosure of such material, nonpublic information. In the event of a breach of the foregoing covenant by the Company, any of its Subsidiaries, or any of its or their respective officers, directors, employees and agents, in addition to any other remedy provided herein or in the Transaction Documents, a Buyer shall have the right to make a public disclosure, in the form of a press release, public advertisement or otherwise, of such material, nonpublic information without the prior approval by the Company, its Subsidiaries, or any of its or their respective officers, directors, employees or agents. Nothing in the foregoing sentence is intended or shall be construed to permit any Buyer to make a public disclosure of material, nonpublic information of which Buyer becomes aware through no fault of the Company, any of its Subsidiaries or any of their respective officers, directors, employees or agents or to permit any Buyer to disclose material nonpublic information intentionally received by such Buyer in accordance with the terms of Section 4(n)(iii) hereof other than as provided in Section 4(n)(iii). No Buyer shall have any liability to the Company, its Subsidiaries, or any of its or their respective officers, directors, employees, shareholders or agents for any such disclosure provided such disclosure does not contain materially false or misleading information. Subject to the foregoing, neither the Company, its Subsidiaries nor any Buyer shall issue any press releases or any other public statements with respect to the transactions contemplated hereby; provided, however, that the Company shall be entitled, without the prior approval of any Buyer, to make any press release or other public disclosure with respect to such transactions (i) in substantial conformity with the 6-K Filing and contemporaneously therewith and (ii) as is required by applicable law and regulations (provided that in the case of clause (i) each Buyer shall be consulted by the Company in connection with any such press release or other public disclosure prior to its release). Without the prior written consent of any applicable Buyer, unless required by applicable law or regulations, neither the Company nor any of its Subsidiaries or affiliates shall disclose the name of such Buyer in any filing, announcement, release or otherwise.

(j) Additional Notes; Variable Securities; Dilutive Issuances. So long as any Buyer beneficially owns any Securities, the Company will not issue any Notes (other than to the

Buyers as contemplated hereby) and the Company shall not issue any other securities that would cause a breach or default under the Notes. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, issue or sell any rights, warrants or options to subscribe for or purchase Ordinary Shares or directly or indirectly convertible into or exchangeable or exercisable for Ordinary Shares at a price which varies or may vary with the market price of the Ordinary Shares, including by way of one or more reset(s) to any fixed price unless the conversion, exchange or exercise price of any such security cannot be less than the then applicable Conversion Price (as defined in the Notes) with respect to the Ordinary Shares into which any Note is convertible or the then applicable Exercise Price (as defined in the Warrants) with respect to the Ordinary Shares into which any Warrant is exercisable. For so long as any Notes or Warrants remain outstanding, the Company shall not, in any manner, enter into or affect any Dilutive Issuance (as defined in the Notes) if the effect of such Dilutive Issuance is to cause the Company to be required to issue upon conversion of any Note or exercise of any Warrant any Ordinary Shares in excess of that number of Ordinary Shares which the Company may issue upon conversion of the Notes and exercise of the Warrants without breaching the Company’s obligations under the rules or regulations of the Principal Market. Notwithstanding the foregoing, until the Shareholder Approval is obtained the Company shall not, in any manner, enter into or affect any Dilutive Issuance.

(k) Corporate Existence. So long as any Buyer beneficially owns any Securities, the Company shall not be party to any Fundamental Transaction (as defined in the Notes) unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants.

(l) Reservation of Shares. The Company shall take all action necessary to at all times have authorized, and reserved for the purpose of issuance, no less than 150% of the sum of the number of Ordinary Shares issuable (i) upon conversion of the Notes issued at the Closing and (ii) upon exercise of the Warrants issued at the Closing (without taking into account any limitations on the Conversion of the Notes or exercise of the Warrants set forth in the Notes and Warrants, respectively).

(m) Conduct of Business. The business of the Company and its Subsidiaries shall not be conducted in violation of any law, ordinance or regulation of any governmental entity, except where such violations would not result, either individually or in the aggregate, in a Material Adverse Effect.

(n) Additional Issuances of Securities.

(i) For purposes of this Section 4(n), the following definitions shall apply.

(1) “Convertible Securities” means any stock or securities (other than Options) convertible into or exercisable or exchangeable for Ordinary Shares.

(2) “Options” means any rights, warrants or options to subscribe for or purchase Ordinary Shares or Convertible Securities.

(3) “Ordinary Share Equivalents” means, collectively, Options and Convertible Securities.

(ii) From the date hereof until the date that is one year following the Effective Date (as defined in the Registration Rights Agreement), the Company will not, directly or indirectly, file any registration statement with the SEC other than the Registration Statement (as defined in the Registration Rights Agreement). From the date hereof until the first year anniversary of the Closing Date (the “Trigger Date”), the Company will not, without the prior written consent of the Buyers holding two-thirds (2/3) or more of the aggregate principal amount of Notes, directly or indirectly, offer, sell, grant any option to purchase, or otherwise dispose of (or announce any offer, sale, grant or any option to purchase or other disposition of) any of its or its Subsidiaries’ equity or equity equivalent securities, including without limitation any debt, preferred stock or other instrument or security that is, at any time during its life and under any circumstances, convertible into or exchangeable or exercisable for Ordinary Shares or Ordinary Share Equivalents (any such offer, sale, grant, disposition or announcement being referred to as a “Subsequent Placement”).

(iii) From the Trigger Date until the second anniversary of the Closing Date, the Company will not, directly or indirectly, effect any Subsequent Placement unless the Company shall have first complied with this Section 4(n)(iii).

(1) The Company shall contact each Buyer to determine whether such Buyer desires to receive material nonpublic information (without disclosing the nature of such material nonpublic information) prior to engaging in any transaction described under this Section 4(n)(iii). In the event a Buyer declines to receive such material nonpublic information, the Company may complete the transaction described in this Section 4(n)(iii) as though such Buyer had received and reviewed an Offer Notice (as described herein) and declined to participate in the transaction, without the Company needing to provide further information about the transaction to such Buyer. In the event a Buyer consents to receive material nonpublic information, the Company shall deliver to each such Buyer an irrevocable written notice (the “Offer Notice”) of any proposed or intended issuance or sale or exchange (the “Offer”) of the securities being offered (the “Offered Securities”) in a Subsequent Placement, which Offer Notice shall (w) identify and describe the Offered Securities, (x) describe the price and other terms upon which they are to be issued, sold or exchanged, and the number or amount of the Offered Securities to be issued, sold or exchanged, (y) identify the persons or entities (if known) to which or with which the Offered Securities are to be offered, issued, sold or exchanged and (z) offer to issue and sell to or exchange with such Buyers at least fifty percent (50%) of the Offered Securities, provided that, unless otherwise elected by the Company, the aggregate purchase price of the Offered Securities being offered to the Buyers shall be no greater than the aggregate initial principal amount of Notes purchased hereunder, allocated among such Buyers (a) based on such Buyer’s pro rata portion of the aggregate principal amount of Notes purchased hereunder (the “Basic Amount”), and (b) with respect to each Buyer that elects to purchase its Basic Amount, any additional portion of the Offered Securities attributable to the Basic Amounts of other Buyers as such Buyer shall indicate it will purchase or acquire should the other Buyers subscribe for less than their Basic Amounts (the “Undersubscription Amount”), which process shall be repeated until the Buyers shall have an opportunity to subscribe for any remaining Undersubscription Amount.

(2) To accept an Offer, in whole or in part, such Buyer must deliver a written notice to the Company prior to the end of the tenth (10th) Business Day after such Buyer’s receipt of the Offer Notice (the “Offer Period”), setting forth the portion of such Buyer’s Basic Amount that such Buyer elects to purchase and, if such Buyer shall elect to purchase all of its Basic Amount, the Undersubscription Amount, if any, that such Buyer elects to purchase (in either case, the “Notice of Acceptance”). If the Basic Amounts subscribed for by all Buyers are less than the total of all of the Basic Amounts, then each Buyer who has set forth an Undersubscription Amount in its Notice of Acceptance shall be entitled to purchase, in addition to the Basic Amounts subscribed for, the Undersubscription Amount it has subscribed for; provided, however, that if the Undersubscription Amounts subscribed for exceed the difference between the total of all the Basic Amounts and the Basic Amounts subscribed for (the “Available Undersubscription Amount”), each Buyer who has subscribed for any Undersubscription Amount shall be entitled to purchase only that portion of the Available Undersubscription Amount as the Basic Amount of such Buyer bears to the total Basic Amounts of all Buyers that have subscribed for Undersubscription Amounts, subject to rounding by the Company to the extent its deems reasonably necessary. Notwithstanding the foregoing, if the Company desires to modify or amend the terms and conditions of the Offer prior to the expiration of the Offer Period, the Company may deliver to the Buyers a new Offer Notice and the Offer Period shall expire on the third (3rd) Business Day after such Buyer’s receipt of such new Offer Notice.

(3) The Company shall have fifteen (15) Business Days from the expiration of the Offer Period above (i) to offer, issue, sell or exchange all or any part of such Offered Securities as to which a Notice of Acceptance has not been given by the Buyers (the “Refused Securities”) pursuant to a definitive agreement(s) (the “Subsequent Placement Agreement”), but only to the offerees described in the Offer Notice (if so described therein) and only upon terms and conditions (including, without limitation, unit prices and interest rates) that are not more favorable to the acquiring person or persons or less favorable to the Company than those set forth in the Offer Notice and (ii) to publicly announce (a) the execution of such Subsequent Placement Agreement, and (b) either (x) the consummation of the transactions contemplated by such Subsequent Placement Agreement or (y) the termination of such Subsequent Placement Agreement, which shall be filed with the SEC on a report on Form 6-K with such Subsequent Placement Agreement and any documents contemplated therein filed as exhibits thereto.

(4) Upon the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, the Buyers shall acquire from the Company, and the Company shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, upon the terms and conditions specified in the Offer. Notwithstanding anything to the contrary contained in this Agreement, if the Company does not consummate the closing of the issuance, sale or exchange of all or less than all of the Refused Securities, within fifteen (15) Business Days of the expiration of the Offer Period, the Company shall issue to the Buyers, the number or amount of Offered Securities specified in the Notices of Acceptance, upon the terms and conditions specified in the Offer. The purchase by the Buyers of any Offered Securities is subject in all cases to the preparation, execution and delivery by the Company and the Buyers of a purchase agreement relating to such Offered Securities in substantially the same form as set forth in the Offer and on the same terms as any Subsequent Placement Agreement.

(5) Any Offered Securities not acquired by the Buyers or other persons in accordance with Section 4(n)(iii)(3) above may not be issued, sold or exchanged until they are again offered to the Buyers under the procedures specified in this Agreement.

(6) The Company and the Buyers agree that if any Buyer elects to participate in the Offer, neither the Subsequent Placement Agreement with respect to such Offer nor any other transaction documents related thereto (collectively, the “Subsequent Placement Documents”) shall include any term or provisions whereby any Buyer shall be required to agree to any restrictions in trading as to any securities of the Company owned by such Buyer prior to such Subsequent Placement.

(7) Notwithstanding anything to the contrary in this Section 4(n) and unless otherwise agreed to by the Buyers, the Company shall either confirm in writing to the Buyers that the transaction with respect to the Subsequent Placement has been abandoned or shall publicly disclose its intention to issue the Offered Securities, in either case in such a manner such that the Buyers will not be in possession of material non-public information, by the thirtieth (30th) Business Day following delivery of the Offer Notice. If by the thirtieth (30th) Business Day following delivery of the Offer Notice no public disclosure regarding a transaction with respect to the Offered Securities has been made, and no notice regarding the abandonment of such transaction has been received by the Buyers, such transaction shall be deemed to have been abandoned and the Buyers shall not be deemed to be in possession of any material, non-public information with respect to the Company. Should the Company decide to pursue such transaction with respect to the Offered Securities, the Company shall provide each Buyer with another Offer Notice and each Buyer will again have the right of participation set forth in this Section 4(n)(iii). The Company shall not be permitted to deliver more than one such additional Offer Notice to the Buyers in any sixty (60) day period.

(iv) The restrictions contained in subsections (ii) and (iii) of this Section 4(n) shall not apply in connection with the issuance of any Excluded Securities (as defined in the Notes).

(o) Shareholder Approval. The Company shall provide each shareholder entitled to vote at a special or annual meeting of shareholders of the Company (the “Shareholder Meeting”), which shall be called and held not later than six months following the Closing Date (the “Shareholder Meeting Deadline”), a proxy statement, containing a shareholder vote solicitation section, soliciting each such shareholder’s affirmative vote at the Shareholder Meeting for approval of resolutions (the “Resolutions”) providing for the issuance of all of the Securities as described in the Transaction Documents in accordance with applicable law and the rules and regulations of the Principal Market or if not required by the Principal Market, in accordance with NASDAQ Marketplace Rule 4350(i) (such affirmative approval being referred to herein as the “Shareholder Approval” and the date such approval is obtained, the “Shareholder Approval Date”), and the Company shall use its reasonable best efforts to solicit its shareholders’ approval of the Resolutions and to cause the Board of Directors of the Company to recommend to the shareholders that they approve the Resolutions. The Company shall be obligated to seek to obtain the Shareholder Approval by the Shareholder Meeting Deadline. If, despite the Company’s reasonable best efforts, the Shareholder Approval is not obtained at the Shareholder Meeting, the Company shall cause an additional Shareholder Meeting to be held in the fourth calendar quarter of 2007 and, if the Shareholder Approval is not obtained at such additional Shareholder Meeting, the Company shall use its reasonable best efforts to solicit its shareholders’ approval of the Resolutions and to cause the Board of Directors of the Company to recommend to the shareholders that they approve the Resolutions at each regularly scheduled annual shareholder meeting held by the Company thereafter until such Shareholder Approval is obtained.

(p) Voting Agreement. The Company shall use its reasonable best efforts to effectuate the transactions contemplated by the Voting Agreement, substantially in the form attached hereto as Exhibit E (the “Voting Agreement”), executed by the Company and each of the Shareholders set forth on Schedule 4(p) (the “Shareholders”).

(q) Limitation on Trading. Each Buyer agrees for itself and its Trading Affiliates that neither it nor its Trading Affiliates will conduct any activities in the Trading Market with respect to the Ordinary Shares, including purchases, sales, or the securing of shares to borrow, for a period commencing one (1) calendar month prior to the one (1) year anniversary of the Effective Date and ending at the close of trading on the Trading Market on the one (1) year anniversary of the Effective Date (or the next Trading Day, if such date is not a Trading Day). Notwithstanding the foregoing, this limitation shall no longer apply with respect to a Buyer if such Buyer irrevocably, by written notice to the Company, waives its right to an adjustment to the Conversion Price pursuant to Section 7(d) of the Note.

5. REGISTER; TRANSFER AGENT INSTRUCTIONS.

(a) Register. The Company shall maintain at its principal executive offices (or such other office or agency of the Company as it may designate by notice to each holder of Securities), a register for the Notes and the Warrants in which the Company shall record the name and address of the Person in whose name the Notes and the Warrants have been issued (including the name and address of each transferee), the principal amount of Notes held by such Person, the number of Conversion Shares issuable upon conversion of the Notes and the number of Warrant Shares issuable upon exercise of the Warrants held by such Person. The Company shall keep the register open and available at all times during business hours for inspection of any Buyer or its legal representatives.

(b) Transfer Agent Instructions. The Company shall issue irrevocable instructions to its transfer agent, and any subsequent transfer agent, to issue certificates or credit shares to the applicable balance accounts at The Depository Trust Company (“DTC”), registered in the name of each Buyer or its respective nominee(s), for the Conversion Shares and the

Warrant Shares issued at the Closing or upon conversion of the Notes or exercise of the Warrants in such amounts as specified from time to time by each Buyer to the Company upon conversion of the Notes or exercise of the Warrants in the form of Exhibit F attached hereto (the “Irrevocable Transfer Agent Instructions”). The Company warrants that no instruction other than the Irrevocable Transfer Agent Instructions referred to in this Section 5(b), and stop transfer instructions to give effect to Section 2(g) hereof, will be given by the Company to its transfer agent, and that the Securities shall otherwise be freely transferable on the books and records of the Company as and to the extent provided in this Agreement and the other Transaction Documents. If a Buyer effects a sale, assignment or transfer of the Securities in accordance with Section 2(f), the Company shall permit the transfer and shall promptly instruct its transfer agent to issue one or more certificates or credit shares to the applicable balance accounts at DTC in such name and in such denominations as specified by such Buyer to effect such sale, transfer or assignment. In the event that such sale, assignment or transfer involves Conversion Shares or Warrant Shares sold, assigned or transferred pursuant to an effective registration statement or pursuant to Rule 144, the transfer agent shall issue such Securities to the Buyer, assignee or transferee, as the case may be, without any restrictive legend. The Company acknowledges that a breach by it of its obligations hereunder will cause irreparable harm to a Buyer. Accordingly, the Company acknowledges that the remedy at law for a breach of its obligations under this Section 5(b) will be inadequate and agrees, in the event of a breach or threatened breach by the Company of the provisions of this Section 5(b), that a Buyer shall be entitled, in addition to all other available remedies, to an order and/or injunction restraining any breach and requiring immediate issuance and transfer, without the necessity of showing economic loss and without any bond or other security being required.

6. CONDITIONS TO THE COMPANY’S OBLIGATION TO SELL.

The obligation of the Company hereunder to issue and sell the Notes and the related Warrants to each Buyer at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for the Company’s sole benefit and may be waived by the Company at any time in its sole discretion by providing each Buyer with prior written notice thereof:

(i) Such Buyer shall have executed each of the Transaction Documents to which it is a party and delivered the same to the Company.

(ii) Such Buyer and each other Buyer shall have delivered to the Company the Purchase Price (less, in the case of Capital Ventures International the amounts withheld pursuant to Section 4(g)) for the Notes and the related Warrants being purchased by such Buyer at the Closing by wire transfer of immediately available funds pursuant to the wire instructions provided by the Company.

(iii) The representations and warranties of such Buyer shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date), and such Buyer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by such Buyer at or prior to the Closing Date.

7. CONDITIONS TO EACH BUYER’S OBLIGATION TO PURCHASE.

The obligation of each Buyer hereunder to purchase the Notes and the related Warrants at the Closing is subject to the satisfaction, at or before the Closing Date, of each of the following conditions, provided that these conditions are for each Buyer’s sole benefit and may be waived by such Buyer at any time in its sole discretion by providing the Company with prior written notice thereof:

(i) The Company shall have duly executed and delivered to such Buyer (i) each of the Transaction Documents, (ii) the Notes (allocated in such principal amounts as such Buyer shall request), being purchased by such Buyer at the Closing pursuant to this Agreement, and (iii) the related Warrants (allocated in such amounts as such Buyer shall request) being purchased by such Buyer at the Closing pursuant to this Agreement.

(ii) Such Buyer shall have received (a) the opinion of Kaufman & Canoles, P.C., the Company’s outside counsel, dated as of the Closing Date, in substantially the form of Exhibit G-1 attached hereto, (b) the opinion of Campbells, the Company’s outside Cayman counsel, dated as of the Closing Date, in substantially the form of Exhibit G-2 attached hereto and (c) the opinion of Kang Da, the Company’s outside China counsel, dated as of the Closing Date, in substantially the form of Exhibit G-3 attached hereto;

(iii) The Company shall have delivered to such Buyer a copy of the Irrevocable Transfer Agent Instructions, in the form of Exhibit F attached hereto, which instructions shall have been delivered to and acknowledged in writing by the Company’s transfer agent.

(iv) The Company shall have delivered to such Buyer a certificate evidencing the formation and good standing of the Company and each of its Subsidiaries in such entity’s jurisdiction of formation issued by the Secretary of State (or comparable office) of such jurisdiction, as of a date within 10 days of the Closing Date.

(v) The Company shall have delivered to such Buyer a certified copy of the Certificate of Incorporation as certified by the Secretary of State (or equivalent office) of the Cayman Islands within ten (10) days of the Closing Date.

(vi) The Company shall have delivered to such Buyer a certificate, executed by the Secretary of the Company and dated as of the Closing Date, as to (i) the resolutions consistent with Section 3(b) as adopted by the Company’s Board of Directors in a form reasonably acceptable to such Buyer, and (ii) the Organizational Documents, each as in effect at the Closing, in the form attached hereto as Exhibit H.

(vii) The representations and warranties of the Company shall be true and correct in all material respects (except for those representations and warranties that are qualified by materiality or Material Adverse Effect, which shall be true and correct in all respects) as of the date when made and as of the Closing Date as though made at that time

(except for representations and warranties that speak as of a specific date, which shall be true and correct as of such specified date) and the Company shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Transaction Documents to be performed, satisfied or complied with by the Company at or prior to the Closing Date. Such Buyer shall have received a certificate, executed by the Chief Executive Officer of the Company, dated as of the Closing Date, to the foregoing effect and as to such other matters as may be reasonably requested by such Buyer in the form attached hereto as Exhibit I.

(viii) The Company shall have delivered to such Buyer a letter from the Company’s transfer agent certifying the number of Ordinary Shares outstanding as of a date within five days of the Closing Date.

(ix) The Voting Agreement shall have been executed and delivered to such Buyer by the Company and each of the Shareholders.

(x) The Ordinary Shares (I) shall be designated for quotation or listed on the Principal Market and (II) shall not have been suspended, as of the Closing Date, by the SEC or the Principal Market from trading on the Principal Market nor shall suspension by the SEC or the Principal Market have been threatened, as of the Closing Date, either (A) in writing by the SEC or the Principal Market or (B) by falling below the minimum listing maintenance requirements of the Principal Market.

(xi) The Company shall have obtained all governmental, regulatory or third party consents and approvals, if any, necessary for the sale of the Securities.

(xii) The Company shall have delivered to such Buyer such other documents relating to the transactions contemplated by this Agreement as such Buyer or its counsel may reasonably request.

8. TERMINATION. In the event that the Closing shall not have occurred with respect to a Buyer on or before five (5) Business Days from the date hereof due to the Company’s or such Buyer’s failure to satisfy the conditions set forth in Sections 6 and 7 above (and the nonbreaching party’s failure to waive such unsatisfied condition(s)), the nonbreaching party shall have the option to terminate this Agreement with respect to such breaching party at the close of business on such date without liability of any party to any other party; provided, however, that if this Agreement is terminated pursuant to this Section 8 by the Company, the Company shall remain obligated to reimburse the non-breaching Buyers for the expenses described in Section 4(g) above.

9. MISCELLANEOUS.

(a) Governing Law; Jurisdiction; Jury Trial. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. The Company hereby appoints CT Corp., with offices at 111 Eighth Avenue, 13th Floor, New York, NY 10011, as its agent for service of process in New York. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(b) Counterparts. This Agreement may be executed in two or more identical counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party; provided that a facsimile signature shall be considered due execution and shall be binding upon the signatory thereto with the same force and effect as if the signature were an original, not a facsimile signature.

(c) Headings. The headings of this Agreement are for convenience of reference and shall not form part of, or affect the interpretation of, this Agreement.

(d) Severability. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

(e) Entire Agreement; Amendments. This Agreement and the other Transaction Documents supersede all other prior oral or written agreements between the Buyers, the Company, their affiliates and Persons acting on their behalf with respect to the matters discussed herein, and this Agreement, the other Transaction Documents and the instruments referenced herein and therein contain the entire understanding of the parties with respect to the matters covered herein and therein and, except as specifically set forth herein or therein, neither the Company nor any Buyer makes any representation, warranty, covenant or undertaking with respect to such matters. No provision of this Agreement may be amended other than by an instrument in writing signed by the Company and the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder and under the Notes and Warrants, and any amendment to this Agreement made in conformity with the provisions of this Section 9(e) shall be binding on all Buyers and holders of Securities as applicable; provided, however, any amendment to this Agreement that adversely or disproportionately affects any Buyer shall require the prior written consent of such Buyer. No provision hereof may be waived other than by an instrument in writing signed by the party against whom enforcement is sought.

No such amendment shall be effective to the extent that it applies to less than all of the holders of the applicable Securities then outstanding. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of the Transaction Documents unless the same consideration also is offered to all of the parties to the Transaction Documents, holders of Notes or holders of the Warrants, as the case may be. The Company has not, directly or indirectly, made any agreements with any Buyers relating to the terms or conditions of the transactions contemplated by the Transaction Documents except as set forth in the Transaction Documents. Without limiting the foregoing, the Company confirms that, except as set forth in this Agreement, no Buyer has made any commitment or promise or has any other obligation to provide any financing to the Company or otherwise.

(f) Notices. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with an overnight courier service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

e-Future Information Technology Inc. No. 10 Building BUT Software Park No. 1 Disheng North Street BDA, Yizhuang District Beijing 100176, People’s Republic of China
Telephone:	+86-10-5160988
Attention:	Adam Yan, President

Copy to:

Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, Virginia 23219
Telephone:	(804) 771-5700
Facsimile:	(804) 771-5777
Attention:	Bradley A. Haneberg, Esq.

If to the Transfer Agent:

ComputerShare Ltd. 1825 Lawrence Street, Suite 444 Denver, Colorado 80202-1817
Telephone:	(303) 298-5370
Facsimile:	(303) 298-5380
Attention:	Jo Peterson

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers,

with a copy (for informational purposes only) to:

Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
Telephone:	(212) 756-2000
Facsimile:	(212) 593-5955
Attention:	Eleazer N. Klein, Esq.

or to such other address and/or facsimile number and/or to the attention of such other Person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by an overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from an overnight courier service in accordance with clause (i), (ii) or (iii) above, respectively.

Any document shall be deemed to have been duly served if marked for the attention of the agent for service of process at its address (as set forth in Section 9(a)) or such other address in the United States as may be notified to the party wishing to serve the document and delivered in accordance with the notice provisions set forth in this Section 9(f).

If the Company’s agent for service of process at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer in writing of the name and address of the replacement agent. Failing such appointment and notification, each Buyer shall be entitled by notice to the Company to appoint a replacement agent to act on the Company’s behalf. The provisions of this Section 9(f) applying to service on an agent for service of process apply equally to service on a replacement agent.

(g) Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and assigns, including any purchasers of the Notes or the Warrants. The Company shall not assign this Agreement or any rights or obligations hereunder without the prior written consent of the holders of at least a majority of the aggregate number of Registrable Securities issued and issuable hereunder and under the Notes and Warrants, including by way of a Fundamental Transaction (unless the Company is in compliance with the applicable provisions governing Fundamental Transactions set forth in the Notes and the Warrants). A Buyer may assign some or all of its rights hereunder without the consent of the Company, in which event such assignee shall be deemed to be a Buyer hereunder with respect to such assigned rights.

(h) No Third Party Beneficiaries. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

(i) Survival. Unless this Agreement is terminated under Section 8, the representations and warranties of the Company and the Buyers contained in Sections 2 and 3 and the agreements and covenants set forth in Sections 4, 5 and 9 shall survive for two (2) years following the Closing and the delivery and exercise of Securities, as applicable. Each Buyer shall be responsible only for its own representations, warranties, agreements and covenants hereunder.

(j) Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

(k) Indemnification. In consideration of each Buyer’s execution and delivery of the Transaction Documents and acquiring the Securities thereunder and in addition to all of the Company’s other obligations under the Transaction Documents, the Company shall defend, protect, indemnify and hold harmless each Buyer and each other holder of the Securities and all of their shareholders, partners, members, officers, directors, employees and direct or indirect investors and any of the foregoing Persons’ agents or other representatives (including, without limitation, those retained in connection with the transactions contemplated by this Agreement) (collectively, the “Indemnitees”) from and against any and all actions, causes of action, suits, claims, losses, costs, penalties, fees, liabilities and damages, and expenses in connection therewith (irrespective of whether any such Indemnitee is a party to the action for which indemnification hereunder is sought), and including reasonable attorneys’ fees and disbursements (the “Indemnified Liabilities”), incurred by any Indemnitee as a result of, or arising out of, or relating to (a) any misrepresentation or breach of any representation or warranty made by the Company in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (b) any breach of any covenant, agreement or obligation of the Company contained in the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby or (c) any cause of action, suit or claim brought or made against such Indemnitee by a third party (including for these purposes a derivative action brought on behalf of the Company) and arising out of or resulting from (i) the execution, delivery, performance or enforcement of the Transaction Documents or any other certificate, instrument or document contemplated hereby or thereby, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of the issuance of the Securities, (iii) any disclosure made by such Buyer pursuant to Section 4(i), or (iv) the status of such Buyer or holder of the Securities as an investor in the Company pursuant to the transactions contemplated by the Transaction Documents. To the extent that the foregoing undertaking by the Company may be unenforceable for any reason, the Company shall make the maximum contribution to the payment and satisfaction of each of the Indemnified Liabilities that is permissible under applicable law. Except as otherwise set forth herein, the mechanics and procedures with respect to the rights and obligations under this Section 9(k) shall be the same as those set forth in Section 6 of the Registration Rights Agreement.

(l) No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

(m) Remedies. Each Buyer and each holder of the Securities shall have all rights and remedies set forth in the Transaction Documents and all rights and remedies which such holders have been granted at any time under any other agreement or contract and all of the rights which such holders have under any law. Any Person having any rights under any provision of this Agreement shall be entitled to enforce such rights specifically (without posting a bond or other security), to recover damages by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. Furthermore, the Company recognizes that in the event that it fails to perform, observe, or discharge any or all of its obligations under the Transaction Documents, any remedy at law may prove to be inadequate relief to the Buyers. The Company therefore agrees that the Buyers shall be entitled to seek temporary and permanent injunctive relief in any such case without the necessity of proving actual damages and without posting a bond or other security.

(n) Rescission and Withdrawal Right. Notwithstanding anything to the contrary contained in (and without limiting any similar provisions of) the Transaction Documents, whenever any Buyer exercises a right, election, demand or option under a Transaction Document and the Company does not timely perform its related obligations within the periods therein provided, then such Buyer may rescind or withdraw, in its sole discretion from time to time upon written notice to the Company, any relevant notice, demand or election in whole or in part without prejudice to its future actions and rights.

(o) Payment Set Aside. To the extent that the Company makes a payment or payments to the Buyers hereunder or pursuant to any of the other Transaction Documents or the Buyers enforce or exercise their rights hereunder or thereunder, and such payment or payments or the proceeds of such enforcement or exercise or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside, recovered from, disgorged by or are required to be refunded, repaid or otherwise restored to the Company, a trustee, receiver or any other Person under any law (including, without limitation, any bankruptcy law, foreign, state or federal law, common law or equitable cause of action), then to the extent of any such restoration the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such enforcement or setoff had not occurred.

(p) Independent Nature of Buyers’ Obligations and Rights. The obligations of each Buyer under any Transaction Document are several and not joint with the obligations of any other Buyer, and no Buyer shall be responsible in any way for the performance of the obligations of any other Buyer under any Transaction Document. Nothing contained herein or in any other Transaction Document, and no action taken by any Buyer pursuant hereto or thereto, shall be deemed to constitute the Buyers as, and the Company acknowledges that the Buyers do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group, and the Company will not assert any such claim with respect to such obligations or the transactions contemplated by the Transaction Documents and the Company acknowledges that the Buyers are not acting in concert or as a group with respect to such obligations or the transactions contemplated by the Transaction Documents. The Company acknowledges and each Buyer confirms that it has independently participated in the negotiation of the transaction contemplated hereby with the advice of its own counsel and advisors. Each Buyer shall be entitled to independently protect and enforce its rights, including, without limitation, the rights arising out of this Agreement or out of any other Transaction Documents, and it shall not be necessary for any other Buyer to be joined as an additional party in any proceeding for such purpose.

(q) Judgment Currency.

(i) If for the purpose of obtaining or enforcing judgment against the Company in any court in any jurisdiction it becomes necessary to convert into any other currency (such other currency being hereinafter in this Section 9(r) referred to as the “Judgment Currency”) an amount due in US Dollars under this Agreement, the conversion shall be made at the Exchange Rate prevailing on the Business Day immediately preceding:

(1) the date of actual payment of the amount due, in the case of any proceeding in the courts of New York or in the courts of any other jurisdiction that will give effect to such conversion being made on such date: or

(2) the date on which the foreign court determines, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section being hereinafter referred to as the “Judgment Conversion Date”).

(ii) If in the case of any proceeding in the court of any jurisdiction referred to in Section 9(r)(i)(2) above, there is a change in the Exchange Rate prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the applicable party shall pay such adjusted amount as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the Exchange Rate prevailing on the date of payment, will produce the amount of US Dollars which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the Exchange Rate prevailing on the Judgment Conversion Date.

(iii) Any amount due from the Company under this provision shall be due as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

COMPANY:

e-FUTURE INFORMATION TECHNOLOGY INC.

By:	/s/ Adam Yan
Name:	Adam Yan
Its:	President and CEO

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

BUYERS:

CAPITAL VENTURES INTERNATIONAL By Heights Capital Management, Inc., its authorized agent

By:	/s/ Martin Kobinger
Name:	Martin Kobinger
Title:	Investment Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

HUDSON BAY FUND, LP:

By:	/s/ Yoav Roth
Name:	Yoav Roth
Title:	Principal and Portfolio Manager

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Securities Purchase Agreement to be duly executed as of the date first written above.

HUDSON BAY OVERSEAS FUND, LTD.:

By:	/s/ Yoav Roth
Name:	Yoav Roth
Title:	Principal and Portfolio Manager

SCHEDULE OF BUYERS

(1)	(2)	(3)	(4)	(5)	(6)	(7)

Buyer	Address and Facsimile Number	Aggregate Principal Amount of Notes	Number of Series A Warrant Shares	Number of Series B Warrant Shares	Purchase Price	Legal Representative’s Address and Facsimile Number
Capital Ventures International	c/o Heights Capital Management, Inc. 101 California Street, Suite 3250 San Francisco, CA 94111 Attention: Martin Kobinger Facsimile: (415) 403-6525 Telephone: (415) 403-6500 Residence: Cayman Islands	$5,000,000	92,038	115,048	$5,000,000	Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attention: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2376

Hudson Bay Fund, LP	120 Broadway, 40th Floor New York, NY 10271 Attn: Yoav Roth Tel: 212-571-1244 Residence: Delaware	$2,250,000	41,418	51,772	$2,250,000	N/A

Hudson Bay Overseas Fund, Ltd.	120 Broadway, 40th Floor New York, NY 10271 Attn: Yoav Roth Tel: 212-571-1244 Residence: Cayman Islands	$2,750,000	50,621	63,277	$2,750,000	N/A

EXHIBITS

Exhibit A	Form of Notes
Exhibit B	Form of Series A Warrants
Exhibit C	Form of Series B Warrants
Exhibit D	Registration Rights Agreement
Exhibit E	Form of Voting Agreement
Exhibit F	Irrevocable Transfer Agent Instructions
Exhibit G-1	Form of Outside Company Counsel Opinion
Exhibit G-2	Form of Outside Cayman Company Counsel Opinion
Exhibit G-3	Form of Outside China Company Counsel Opinion
Exhibit H	Form of Secretary’s Certificate
Exhibit I	Form of Officer’s Certificate

SCHEDULES
Schedule 3(l)	Absence of Certain Changes
Schedule 3(q)	Transactions with Affiliates
Schedule 3(r)	Capitalization
Schedule 3(s)	Indebtedness and Other Contracts
Schedule 3(t)	Litigation
Schedule 3(cc)	Ranking of Notes
Schedule 3(ll)	China Subsidiaries
Schedule 4(p)	List of Shareholders subject to Voting Agreement

Exhibit A

Schedule 3(l)

Absence of Certain Changes

None.

Schedule 3(q)

Transactions with Affiliates

2001 Stock Option Plan

Name	Number of Securities Underlying Options
Adam Yan	3,997

Qicheng Yang	2,579

Hongjun Zou	2,777

Johnson Li	14,759

Zhou Kefu	7,935

Other Employees	30,452
Total	62,499

2006 Stock Option Plan

Name	Number of Securities Underlying Options
Adam Yan	3,875

Qicheng Yang	4,000

Hongjun Zou	4,000

Johnson Li	4,000

Zhou Kefu	4,000

Chaoyong Wang	12,000

Dong Cheng	12,000

Xin Wu	12,000

Yu Ping	10,000

Authorized but Not Yet Granted	65,800
Total	131,675

Schedule 3(r)

Capitalization

(i)	None.

(ii)	In addition to the options disclosed under Schedule 3(q), warrants were issued to the underwriter under e-Future’s initial public offering. The underwriter received 10% warrant coverage for ordinary shares sold through the initial public offering, which accounted for 113,350 ordinary shares.

In addition to the cash compensation that the placement agent in this transaction will receive, equal to 8.9% of the gross proceeds of the closing, the placement agent will also receive 9% warrant coverage for ordinary shares issued and issuable under the transaction. This warrant coverage will result in the issuance of warrants to purchase 70,223 ordinary shares; provided, however, that these placement agent warrants may not be exercised prior to Shareholder Approval, as such term is defined in the Securities Purchase Agreement.

(iii)	None.

(iv)	None.

(v)	Pursuant to its initial public offering, e-Future granted registration rights to Anderson & Strudwick, Inc., the underwriter for the offering. The registration rights provided in the warrants are described more fully in Section 7 of the warrants granted to the underwriter. The form of warrants are attached as Exhibit 4.2 to the Form F-1/A filed on March 14, 2006 with the Securities and Exchange Commission (SEC Accession No. 0001193125-06-053607).

The placement agent in this transaction will receive registration rights for its warrants on the same terms as the investors in the transaction. The placement agent warrants will not be exercisable until Shareholder Approval is obtained, as such term is defined in the Securities Purchase Agreement. As a result, they will not count against the Exchange Cap, pursuant to Nasdaq Marketplace Rule 4350(i)(1)(D)(ii).

(vi)	None.

(vii)	None.

(viii)	None.

(ix)	None.

Schedule 3(s)

Indebtedness and Other Contracts

None.

Schedule 3(t)

Litigation

e-Future’s Chinese subsidiary, e-Future (Beijing) Tornado Information Technology Inc. (the “Subsidiary”) is involved in the following litigation, which is not material in e-Future’s judgment. In two of these cases, the Subsidiary is the plaintiff.

1.	In August 2002, Shenyang Jiayang Group Co., Ltd. filed a lawsuit against the Subsidiary in Shenyang Heping District People’s Court, for terminating all of the contracts between Shenyang Jiayang Group Co.,Ltd. and the Subsidiary concerning Shenyang Jiayang Group’s commercial automatic system, and to indemnify all the costs and losses amounting to RMB 665,500 caused by performing the above-mentioned contracts. Presently, the case is still in the procedure of first instance.

2.	On August 2, 2003, Chaoyang District People’s Court in Changchun City issued a Civil Judgment [(2003) CHAOMINCHUZI No.99], in which the defendant was Changchun Oriental Group Co.,Ltd., pursuant to which the defendant was to pay RMB 400,000 to the Subsidiary as compensation. The case is in the procedure of implementation. The management of the Subsidiary has no intention to seek any reconciliation during the procedure of implementation.

3.	On November 25, 2004, Jilin Municipal Intermediate People’s Court of Jilin Province issued a Civil judgment [(2004) JIZHONGMIN ERCHUZI No.227], in which the defendant is Jilin Times Shopping Square Co., Ltd., pursuant to which the defendant was to pay RMB 1,546,000 to the Subsidiary as compensation. The case is in the procedure of implementation, and some real estate of the defendant has been sealed up by Jilin Municipal Intermediate People’s Court for auction. The management of the Subsidiary has no intention to seek any reconciliation during the procedure of implementation.

Schedule 3(cc)

Ranking of Notes

None.

Schedule 3(ll)

China Subsidiaries

e-Future’s only subsidiary is e-Future (Beijing) Tornado Information Technology Inc. (the “Subsidiary”)

(i)	See attached materials.

(ii)	$2,300,000.

(iii)	The Subsidiary is a wholly owned subsidiary of e-Future, a Cayman Islands company.

(iv)	The following individuals are the directors and officers of the Subsidiary:

Officers
Adam Yan	-	CEO
Junfeng Li	-	VP
Hongjun Zou	-	COO
Qicheng Yang	-	CTO
Kefu Zhou	-	CAO
Ping Yu	-	CFO

Directors

Adam Yan

Chaoyong Wang

Dong Cheng

Wenhua Tong

Ming Zhu

Xin Wu

L. McCarthy Downs, III

The legal address of all of the officers and directors other than Mr. Zhu and Mr. Downs is c/o No. 10 Building, BUT Software Park, No. 1 Disheng North Street, BDA, Yizhuang District, Beijing 100176, People’s Republic of China.

Mr. Zhu’s legal address is c/o RMCC International Inc., 6724 Patterson Ave., Richmond, Virginia 23226. Mr. Downs’ legal address is c/o Anderson & Strudwick, Incorporated, 707 East Main Street, 20th Floor, Richmond, Virginia 23219.

(v)	None.

Schedule 4(p)

List of Shareholders

Subject to Voting Agreement

•	Adam Yan

•	Qicheng Yang

•	Hongjun Zou

•	Johnson Li